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                                                           Exhibit (c)(3)(i)

                               EMPLOYMENT AGREEMENT

     AGREEMENT dated as of July 5, 1999 among General Nutrition Companies, Inc., a Delaware corporation ("Company"), Royal Numico N.V., a company organized under the laws of The Netherlands ("Parent") and William E. Watts ("Executive").

     WHEREAS, Executive is employed by General Nutrition, Incorporated, a Pennsylvania corporation and subsidiary of Company ("Subsidiary") as President and Chief Executive Officer under the terms of an employment agreement dated June 16, 1997 and amendments thereto (the "Prior Agreement"); and

     WHEREAS, in connection with an Agreement and Plan of Merger dated as of July 5, 1999, a subsidiary of Parent will merge with and into Company (the "Merger");

     WHEREAS, Parent and Company wish to assure itself of the services of Executive for the period provided in this Agreement;

     NOW, THEREFORE, in consideration of the mutual covenants herein contained, and upon the other terms and conditions hereinafter provided, the parties hereto hereby agree as follows:

     1. EMPLOYMENT. Company and Parent agree to employ Executive, and Executive agrees to serve, as (a) President and Chief Executive Officer of Company and (b) a member of the Board of Managing Directors of Parent (the "Management Board"), for the period commencing at the effective time of the Merger (the "Effective Time") and ending December 31, 2002 (the "Employment Period"), unless Executive's employment with Company and Parent is earlier terminated by either party (or parties) as specified in Paragraph 6 hereof. The Supervisory Board of Parent ("Supervisory Board") or the Management Board, as applicable, shall propose Executive for election or appointment to the positions specified above throughout the period of Executive's employment under this Agreement.

     2. DUTIES. Executive is engaged to perform such duties as are assigned to him by the Supervisory Board or Management Board, as applicable, in his position as specified in Section 1 hereof. Executive shall devote his full time and attention to the performance of such duties, which shall remain similar to the duties he is performing as of the date of this Agreement. At no time during the Employment Period shall Executive take on additional employment without permission in writing from Company.

     3.   COMPENSATION.

          (a) BASE SALARY. For all services rendered by Executive during the Employment Period, Company shall pay Executive a base salary of not less than $954,965. Salary payments shall be subject to withholding of applicable taxes. Executive's base salary shall be adjusted as of each January 1 during the Employment Period to reflect changes from the prior January 1 in the Consumer Price Index For all Urban Consumers prepared by the United States Department of Labor. Executive shall not be eligible to participate in any annual bonus or annual incentive compensation plan, program or arrangement (but he shall be eligible to participate in the plans described in the first sentence of Section 3(b) hereof).

          (b) LONG-TERM INCENTIVE COMPENSATION. Executive shall be eligible to participate during the Employment Period in any stock option plans, stock purchase plans and any other long-


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term compensation plans, programs or arrangements generally available to members of the senior management of Company. With regard to any stock option plan maintained or adopted for the benefit of any employees of Company or its subsidiaries, Executive shall be granted for each calendar year commencing after December 31, 1999 during the Employment Period, an option to purchase a number of shares of Parent (which, for purposes hereof, shall mean the depository shares with respect to the ordinary shares which are directly traded on the Amsterdam Stock Exchange) ("Parent Shares") not less than 15% of the aggregate number of Parent Shares for which options were granted to all employees of Company and its subsidiaries in any such year. The terms and conditions of such stock options shall be set forth in the option agreement and stock option plan sponsored by Parent in accordance with the terms of the letter agreement of even date herewith between the Company and Parent relating to certain employee benefit matters (the "Benefits Letter"); PROVIDED, HOWEVER; in no event shall any such options granted hereunder be forfeited for any termination of Executive's employment on or after the scheduled expiration date of the Employment Period.

          (c) DISABILITY. During the Employment Period, Company shall continue in effect a program comparable to its long-term disability insurance program as in effect immediately prior to the date of this Agreement so as to provide insurance payments to Executive upon complete disability of $120,000 per year for a period and under terms reasonably comparable to those provided under such long-term disability insurance program.

          (d) COMPANY AIRCRAFT. Executive shall be entitled to personal use of the Company's private airplane for up to 100 hours per year plus up to $35,000 per year in airplane related expenses, (pilots lodging, meals and other incidental expenses related to operation of the airplane) as part of his compensation, and such compensation shall include additional amounts to approximate the federal and any state income taxes applicable to such additional compensation. If Company does not have available a Company-owned or leased private airplane, then Executive may in the alternative, charter on the same compensation terms herein discussed, a private airplane substantially similar to the type of plane primarily used by the Company for up to the aggregate number of hours of private use per year when combined with actual use of Company-owned or leased airplane during such year, equivalent to the costs of 100 hours of such personal use at the preferential use rate offered to the Company by a private airplane transportation provider for the corporate lease of such airplanes. If personal use of a Company-owned or leased private airplane by Executive exceeds 100 hours per year or when combined with Executive's use of a chartered airplane, aggregate use exceeds the cost of 100 hours of such use per year at the Company's preferential use rate, then Executive shall reimburse the Company for the incremental cost of such excess use.

          (e) OTHER COMPENSATION. Executive shall be eligible during the Employment Period to participate in all employee benefit plans to which the Company's executives are generally entitled to participate.

          (f) PRIOR EMPLOYMENT AGREEMENT. In exchange for the cancelation of his change-in-control benefit under the Prior Agreement, Company shall pay to Executive a bonus equal to three times Executive's base salary. This bonus shall be in addition to Executive's regular salary and other forms of compensation. Such bonus shall be paid as follows:

               (i) 50% within 30 days after the Effective Time (subject to deferral by the Company in accordance with Section 8 hereof); and

               (ii) 50% within 30 days of the first anniversary of the Effective Time, if Executive is still in the Company's employ as of that date.


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     Should Executive's employment be involuntarily terminated without Cause
(as defined in Section 6(b)), or if Executive resigns with Good Reason (as defined in Section 6(b)), or his employment terminates as a result of his death or disability prior to such first anniversary, Executive (or Executive's estate in the event of death) shall be entitled to the "first anniversary payment" within 30 days of such termination.

     4. REIMBURSEMENT OF EXPENSES. During the Employment Period, Company shall provide Executive an automobile allowance and associated operating expenses in accordance with the Company's policy in effect on the date hereof and with membership dues to a luncheon club and a golf club. Executive shall furnish Company with periodic, itemized expense reports if directed by Company.

     5. EMPLOYMENT COVENANTS. (a) During the Employment Period (as set forth in Section 1 hereof and determined without regard to the termination of Executive's employment), Executive shall not

               (i) engage in any way, directly or indirectly, in any Competing Business (as defined below) in the Geographic Area (as defined below); PROVIDED, HOWEVER, in no event shall this provision be construed to prohibit Executive's employment with any business in which less than 5% of its consolidated gross revenues for its most recent fiscal year relates to a Competing Business if Executive's responsibilities at such business do not directly relate to a Competing Business. "Competing Business" shall mean any activity relating to the development, manufacture, or the retail or wholesale sale or distribution (including but not limited to sale or distribution through retail, specialty retail, Internet, e-commerce, mail order, multi-level marketing, mass market, or any other channel of distribution) of specialized nutrition products (including, but not limited to, infant milk formula, foods and drinks, clinical nutrition products, and nutriceuticals), vitamin and mineral supplements, sports nutrition products, herbs, personal care or other health-related products. "Geographic Area" shall mean the United States and any other country in which the Parent, Company or any affiliate thereof maintains owned or franchised facilities or hosts web sites; or

               (ii) directly or indirectly solicit, encourage, assist, entice, or induce any employee of Parent or Company or any of its subsidiaries or approach any such employee for any of the foregoing purposes, to be employed by, or render any services to, any person, firm, corporation or other entity engaged in a Competing Business.

          (b) During the Employment Period and thereafter, Executive shall not, without the Parent's and Company's prior written permission or in connection with his duties under this Agreement, use or disclose all or any part of the following valuable, special and unique assets of Parent's or Company's business to any person, corporation, association or other entity (but excluding information that had become public knowledge without any action by, or involvement of, Executive) for any reason whatsoever: the confidential information and trade secrets of Parent, the Company or any affiliate thereof, including, but not limited to, the financial and sales information, manufacturing formulas and processes, business plans and projections, and personnel information and records.

          (c)  Executive acknowledges that the restrictions contained in this
Section 5 in view of the nature of the business in which Parent or Company is engaged, are reasonable and necessary in order to protect the legitimate interests of the Parent or Company and that any violation of such restrictions would result in irreparable harm to the Parent or Company. In the event of


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Executive's violation of any of these restrictions, the Parent or Company shall be entitled to seek from any court of competent jurisdiction preliminary and permanent injunctive relief without proving actual damage or immediate or irreparable harm and without posting any bond. Nothing herein shall prohibit the Parent or Company from pursuing any other remedies legally available to the Parent or Company for such breach or threatened breach, including the recovery of damages from Executive.

          (d) If any of the provisions of this Section 5 should ever be adjudicated to exceed the time, geographic, product or service, or other limitations permitted by applicable law in any jurisdiction, then the affected provisions shall be deemed reformed in such jurisdiction to the maximum time, geographic, product or service, or other limitations permitted by applicable law.

     6.   TERMINATION ARRANGEMENTS.

          (a) DEATH OR DISABILITY. In the event Executive's employment hereunder is terminated by reason either of his death during the Employment Period or by reason of his medically determined physical or mental disability during the Employment Period, the Company shall continue to provide Executive (or Executive's estate in the event of Executive's death) the compensation, including adjustments, set forth in Section 3(a) hereof for the remainder of the Employment Period; or, at Executive's (or Executive's estate's) option and in lieu thereof, the Company shall pay Executive (or Executive's estate) a lump sum equal to the total aggregate base salary, excluding adjustments, payable for such period discounted at the rate of 6% per annum, simple interest. Any such lump sum payment shall be made within 30 days after termination.

          (b) TERMINATION WITHOUT CAUSE; RESIGNATION WITH GOOD REASON. In the event Executive's employment is involuntarily terminated by Company without Cause or Executive resigns with Good Reason during the Employment Period, Company shall continue to provide Executive (or Executive's estate in the event of Executive's death) the compensation, including adjustments, set forth in Section 3 hereof for the remainder of the Employment Period; or, at Executive's (or Executive's estate's) option and in lieu thereof, Company shall pay Executive (or Executive's estate) a lump sum equal to the total aggregate base salary, excluding adjustments, payable for such period, discounted at the rate of 6% per annum, simple interest. In addition, in the event of such involuntary termination without Cause or resignation with Good Reason, the value of the Company aircraft benefit set forth in Section 3(e) hereof shall be fixed at $200,000 per year and Executive shall be provided with a lump sum payment equal to the total aggregate value of the aircraft benefit for such period, discounted at the rate of 9% per annum, simple interest. Any such lump sum payment shall be made within 30 days of termination.

          "GOOD REASON" shall mean (i) the failure to elect or re-elect or appoint or re-appoint Executive to the positions specified in Section 1 hereof, (ii) a significant reduction in Executive's duties and responsibilities hereunder (other than solely by reason of the Company ceasing to be a public corporation as of the date of this Agreement), or
(iii) a material breach of this Agreement by Company or Parent, which in each case continued after notice and a reasonable opportunity to cure such action shall have been provided to Company and Parent.

          "CAUSE" shall mean (i) Executive's continued gross negligence, willful misconduct or gross neglect of duty, after notice and a reasonable opportunity to cure such action shall have been provided to Executive; or
(ii) any criminal act constituting bad faith by Executive in dealing with or on behalf of the Company.

          (c) RESIGNATION WITHOUT GOOD REASON. In the event Executive's employment is terminated during the Employment Period by reason of Executive's resignation without Good


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Reason, no additional payments, beyond those earned or vested prior to the date of such resignation, shall be payable hereunder.

          (d) TERMINATION FOR CAUSE. In the event Executive's employment is involuntarily terminated for Cause during the Employment Period, no additional payments, beyond those earned or vested prior to the date of such termination, shall be payable hereunder.

     7.   CHANGE OF CONTROL.

          (a) CASH BONUS. In the event of a Change of Control of the Company, as defined in subparagraph (d) below, while Executive is employed under this Agreement, and in consideration for his remaining in the employment of the Company for one year following the date of the Change of Control (or, if earlier, until December 31, 2002), Company shall pay to Executive a bonus equal to two (2) times Executives' then current base salary. This bonus shall be in addition to Executive's regular salary and other forms of compensation. Such bonus shall be paid as follows:

              (i)   50% within 30 days after the date of Change of Control; and

              (ii) 50% within 30 days of the earlier of the first anniversary of such Change of Control or December 31, 2002, if Executive is still in the Company's employ as of such applicable date.

          Should Executive's employment be involuntarily terminated without Cause or if Executive resigns with Good Reason or as a result of his death or disability prior to such first anniversary, Executive (or Executive's estate in the event of death) shall be entitled to the "first anniversary payment" described in clause (ii) of this Section 7(a) within 30 days of such termination.

          Should Executive resign without Good Reason or his employment be involuntarily terminated with Cause prior to the first anniversary date, he shall not be eligible to receive any further amount on the first anniversary date.

          Payments under this Section 7 are separate and distinct from and in addition to any other payments contemplated under this Agreement.

          (b) GROSS-UP PAYMENTS. In the event Executive is subject to an excise tax under Code Section 4999, in respect of payments or other compensation made under this Agreement, as determined by the Company's independent auditors, Company agrees to pay Executive an additional amount which, after the payment by Executive of all federal, state and local income, employment and excise taxes on such additional amount, is equal to the amount of the excise tax payable without regard to the additional amount. Should Executive fail to pay such excise tax or be determined, pursuant to any administrative or judicial proceeding, not to be subject to such excise tax, Company's obligation to make an additional payment hereunder shall cease as to the amount not paid or so determined and Executive shall promptly refund to Company any such additional payment previously paid to Executive.

          (c) EXPENSES OF ENFORCEMENT. In the event Executive's employment is involuntarily terminated by Company other than for Cause or if Executive resigns with Good Reason during the Employment Period or following a Change of Control, then, notwithstanding any provisions to this Agreement to the contrary, Company shall pay all reasonable legal fees and expenses incurred by Executive in the successful enforcement of Executive's rights under this Agreement.


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          (d)  DEFINITION.  For purposes of this Agreement, a Change of
Control shall occur if, after the Merger

              (i) Parent and its "affiliates" (as such term is defined in Rule 12b-2 of the General Rules and Regulations promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), cease to beneficially own, directly or indirectly, securities representing at least 50% of the combined voting power of outstanding securities of Subsidiary or any successor entity (including by merger, sale of assets or otherwise); or

              (ii) (A) any person (as such term is used under Sections 13(d) and 14(d) of the Exchange Act), other than the Parent, the Company or any affiliate thereof, or any employee benefit plan maintained by Parent, the Company or any affiliate thereof, or becomes a beneficial owner, directly or indirectly, of more than 50% of the outstanding equity securities of the Parent; or (B) the sale or other disposition of all or substantially all of the assets of Parent, or approval of a plan of liquidation or dissolution of Parent.

     8. DEFERRED PAYMENT. In accordance with Section VI of the Benefits Letter, Parent and Company acknowledge and agree that any amount deferred pursuant thereto shall be paid to Executive with interest accruing thereon from the Effective Time to the date of payment at a rate of 6%, simple interest, and Parent hereby guarantees that such payment shall be made by Company.

     9. NOTICES. Any notice to be given under this Agreement shall be deemed received five (5) business days thereafter if sent in writing, properly addressed, by certified mail, and one (1) business day thereafter if sent in writing, properly addressed, by overnight express courier or by hand. Notices to Executive shall be sent to Executive's residence. Notices to Parent and Company shall be sent to Company's home office.

     10. WAIVER OF BREACH. The failure by a party to enforce its rights against the other party following a breach of any provision of the Agreement shall not operate or be construed as a waiver of any other provision hereof or any subsequent breach by such other party.

     11. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania.

     12. ENTIRE AGREEMENT. Effective as of and conditioned upon the effective time of the Merger, this Agreement supersedes and replaces any and all prior employment agreements (including the Prior Agreement), both written and oral, between the parties. It contains the entire understanding between parties and can only be amended or supplemented by a written agreement signed by the parties. Notwithstanding the foregoing, this Agreement does not supersede any excise tax reimbursement to which Executive is entitled under his Prior Agreement or as otherwise provided by action of the Compensation Committee of the Board at its meeting held on June 30, 1999. In the event the Merger shall not have become effective, this Agreement shall be of no force or effect.


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


     13. COUNTERPARTS. This Agreement may be executed in one or more counterparts, which shall together constitute a valid and binding agreement.


PARENT                                      COMPANY


By: /s/ Johannes C.T. van der Wielen        By: /s/ James M. Sander
    --------------------------------            ---------------------------
                                            Title: Vice President
Title: President and Chief Executive
       Officer
                                            William E. Watts
                                            -------------------------------
                                            EXECUTIVE

                                            /s/ William E. Watts
                                            -------------------------------
                                            EXECUTIVE'S SIGNATURE

                                            119 Witherow Road
                                            -------------------------------
                                            ADDRESS

                                            Sewickley, PA  15143
                                            -------------------------------










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